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                                  [Letterhead]


August 21, 1996

Rick Greaves
Price Waterhouse, LLP
1001 Fourth Avenue Plaza
Suite 4200
Seattle, WA  98154

Dear Mr. Greaves:

You have previously been furnished with a copy of the disclosures Organik Technologies, Inc. is making in Item 4(a) of its Current Report on Form 8-K relative to the change it is making of its auditors. These disclosures are being made in response to Item 304(a) of Regulation S-K of the Securities and Exchange Commission. Please furnish Organik Technologies, Inc. with a letter addressed to the Securities and Exchange Commission stating whether Price Waterhouse LLP agrees with the statements in Item 4(a) and, if not, stating the respects in which Price Waterhouse LLP does not agree.

Very truly yours,

/s/ John R. Gilbert

John R. Gilbert